

AM 3-24-2005 *

SECU[illegible] 05041255 [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C. SECTION

SEC FILE NUMBER
8-66500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE PROFESSIONAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York, (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Christopher Reyes, Chief Financial Officer — (916) 859-4404 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street (Address) — San Francisco (City) — California (State) — 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AM 3/31/2005

[illegible] 3/29

OATH OR AFFIRMATION

I, Stephen Ehrlich, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Professional Securities LLC (the "Company"), as of and for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

2/17/05
Date

President
Title



Notary Public

KATINA AZIZ
Notary Public, State of New York
No. 01AZ6113782
Qualified in Queens County
Commission Expires Aug. 2, 2008

E*TRADE PROFESSIONAL SECURITIES, LLC

(formerly Tradescape Securities, LLC)

(SEC ID. NO. 8-66500)

Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C.
202
SECTION

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.



Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of E*TRADE Professional Securities, LLC:

We have audited the accompanying statement of financial condition of E*TRADE Professional Securities, LLC, formerly Tradescape Securities, LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Professional Securities, LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2005

E*TRADE PROFESSIONAL SECURITIES, LLC

(formerly Tradescape Securities, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(In thousands)

ASSETS

Cash and cash equivalents	$ 5,718
Receivables from clearing brokers	7,887
Securities owned	17,564
Receivables from affiliated companies	177
Other assets	11
TOTAL	$ 31,357

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payables to Parent and affiliated companies	$ 11,955
Securities sold, but not yet purchased	5,872
Payable to traders	3,490
Other liabilities	1,415
Total liabilities	22,732
COMMITMENTS AND CONTINGENCIES (Note 8)	
MEMBER'S EQUITY	8,625
TOTAL	$ 31,357

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—E*TRADE Professional Securities, LLC (the "Company"), a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Philadelphia Stock Exchange ("PHLX"). The Company is wholly owned by ETP Holdings, Inc. ("ETPH"), a wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

The Company was formerly known as Tradescape Securities, LLC, and was a broker-dealer registered with the SEC and a member of the NASD, Inc. ("NASD"). The Company was inactive after it withdrew from the NASD on September 9, 2002 until April 12, 2004, when it changed its name to E*TRADE Professional Securities, LLC. On July 1, 2004, the Company re-registered with the SEC as a broker-dealer and became a member of the PHLX. On July 8, 2004, an affiliated entity, E*TRADE Professional Trading, LLC ("E*TRADE Professional Trading"), transferred its proprietary trading business to the Company.

From July 8, 2004 through October 6, 2004, the Company executed and cleared its securities transactions through SWS Securities, Inc. on a fully disclosed basis under an introducing broker-dealer relationship. Beginning on October 6, 2004, the Company executes and clears its securities transactions through an affiliated company and wholly owned subsidiary of the Parent, E*TRADE Clearing LLC ("E*TRADE Clearing"), on a fully disclosed basis under an introducing broker-dealer relationship. In addition, the Company entered into a Joint Back Office ("JBO") arrangement with E*TRADE Clearing.

Use of Estimates—The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes as of the period presented. Actual results could differ from management's estimates.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under Federal or other regulations, to be cash equivalents.

Estimated Fair-Value of Financial Instruments—The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash and cash equivalents, receivables from clearing brokers, securities owned, receivables from and payables to Parent and affiliated companies, other assets, securities sold, but not yet purchased, payables to traders and other liabilities to be reasonable estimates of fair-value.

Income Taxes—The Company is a LLC, and as such is not subject to federal income tax as federal taxable income is allocated to its members for inclusion in the members' respective tax returns. As a result, ETPH will include the income from the Company in its tax return. The Company may be subject to state or franchise taxes.

Securities Owned and Securities Sold, but Not Yet Purchased—Securities owned and securities sold, but not yet purchased consist of listed and OTC securities and are carried at fair value. Fair value is based on quoted market prices. Security transactions are recorded on a trade date basis. Unrealized gains or losses are recognized on a trade date basis, and presented net of realized gains and losses as principal transaction revenue on the statement of operations.

New Accounting Standards—In December 2004, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), *Share-Based Payment*. This Statement supercedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The most significant change resulting from this Statement is the requirement for public companies to expense employee share-based payments under fair value methods as originally introduced in SFAS No. 123. This Statement is effective for public companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Parent and the Company will adopt this Statement effective July 1, 2005. The Company expects the adoption will have a material impact to its statement of operations due to expensing employee stock options which are granted to the Company's employees by the Parent. The Company is currently evaluating the impact to its earnings for the last six months of 2005.

2. RECEIVABLE FROM CLEARING BROKERS

Receivable from clearing brokers consist of a cash deposit with E*TRADE Clearing which is maintained to facilitate JBO related proprietary trading. The deposit at December 31, 2004 was $7,637,000. A cash deposit is also maintained for proprietary trading activities in the German markets. The deposit at December 31, 2004 was $250,000.

3. PAYABLE TO TRADERS

Payable to traders of $3,490,000 represent principal transaction revenue and ECN liquidity fees generated by each trading group, net of clearing, execution and overhead charges.

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased consisted of the following at December 31, 2004 (in thousands):

	Securities Owned	Securities Sold, but Not Yet Purchased
Equities	$17,564	$4,954
Options	-	918
Total	$17,564	$5,872

5. RELATED PARTY TRANSACTIONS

The Parent performs certain functions for the Company, including treasury, payroll service and accounts payable processing. As of December 31, 2004, the amount paid by the Parent on behalf of the Company was $11,955,000, which was recorded as payables to affiliated companies on the statement of financial condition.

In October 2004, the Company entered into a clearing agreement with E*TRADE Clearing. Pursuant to the clearing agreement, E*TRADE Clearing is entitled to certain fees for the execution, clearance and settlement of security transactions.

On July 8, 2004, E*TRADE Professional Trading transferred its proprietary trading business to the Company.

On October 6, 2004, the Company entered into a Joint Back Office ("JBO") arrangement with E*TRADE Clearing. As part of this arrangement the Company purchased a Preferred Membership Interest of E*TRADE Clearing for $10,000, which is reflected in other assets.

E*TRADE Professional Trading provides systems, telecommunication, administrative and operational supplies and support to the Company for which it charges the Company on a per shares traded basis for trades processed.

6. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Parent has a 401(k) salary deferral program, which includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

Stock Purchase and Stock Option Plans

Eligible employees of the Company who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers and key employees of the Company for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire after ten years from the date of grant. At December 31, 2004, there were options outstanding to purchase 48,000 shares of the Parent's common stock at exercise prices ranging from $3.99 to $14.97 with a weighted average price of $7.79 and 23,037,000 shares were available for future grants. During the year ended December 31, 2004, options to purchase 12,000 shares of the Parent's common stock at a weighted average price of $12.65 were granted to Company employees.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness liabilities from the statement of financial condition, as defined. At December 31, 2004 the Company had net capital of $5,522,000 which was $4,399,000 in excess of its required net capital of $1,123,000.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company may be threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or the PHLX are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. The Company is required to complete its transactions on settlement date, generally three business days after trade date. If it does not fulfill its contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations.

* * * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 28, 2005

E*TRADE Professional Securities, LLC
135 E. 57th Street
New York, NY 10022

Dear Sirs,

In planning and performing our audit of the financial statements of E*TRADE Professional Securities, LLC, formerly Tradescape Securities, LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the member, the Securities and Exchange Commission, the NASD, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP